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                                                                  SUB-ITEM 77Q2

            INVESCO TRUST FOR INVESTMENT GRADE NEW YORK MUNICIPALS

   Based upon its review of the copies of all such filings received by it, Invesco Trust for Investment Grade New York Municipals believes that, during the fiscal year ended February 28, 2017, all filing requirements applicable to its Reporting Persons were met except that Form 3 reports covering (i) a disposition of the Fund's Shares held by Kelli K. Gallegos, Robert R. Leveille, Jack Connelly, James D. Phillips and Timothy O'Reilly and (ii) a purchase of the Fund's Shares by Kelli K. Gallegos, Robert R. Leveille, Jack Connelly, James D. Phillips and Timothy O'Reilly were not filed in a timely manner.